1934 Act Registration No. 333 - 13904

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2007

MTR CORPORATION LIMITED

(Exact Name of Registrant as Specified in Its Charter)

MTR Tower

Telford Plaza

33 Wai Yip Street

Kowloon Bay

Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F  ✓                                          Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                                          No  ✓

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                  )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Report on Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of MTR Corporation Limited (the “Company”) to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.

With respect to the Company’s business, including its railway operations and property operations, such factors include, among others, the following:

•	general political, social and economic conditions in Hong Kong, the Mainland of China and elsewhere;

•	the level of interest rates prevailing in Hong Kong;

•	accidents and natural disasters;

•	the terms on which the Company finances its working capital and capital expenditure requirements;

•	the implementation of new projects and the timely and effective development of the railway and any disruptions to that implementation and development;

•	changes in the fares for the Company’s services;

•	competition from alternative modes of transportation;

•	the Company’s ability to complete property developments on time and within budget;

•	fluctuation in property prices and competition from other property developments;

•	the Company’s relationship with the Government of the Hong Kong Special Administrative Region (the “Government”);

•

the Government’s policies relating to transportation and land use planning in Hong Kong, which may change as a result of the Government’s population and employment growth projections (which themselves are subject to change);

•

the Government’s policies relating to property ownership and development, which may change as a result of the Government’s population and employment growth projections (which themselves are subject to change);

•	the proposed rail merger involving the Company and the Kowloon-Canton Railway Corporation; and

•	other factors beyond the Company’s control.

EXHIBITS

Exhibit Number		Page
1.1	Announcement of Notice of Annual General Meeting dated April 26, 2007	5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MTR CORPORATION LIMITED

By:	/s/ Lila Fong
Name:	Lila Fong
Title:	Legal Manager - Secretarial

Date: April 26, 2007

Exhibit 1.1

MTR CORPORATION LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock code: 66)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of MTR Corporation Limited ( ) (the “Company”) will be held at Universal Plaza (6/F), Hongkong International Trade & Exhibition Centre, 1 Trademart Drive, Kowloon Bay, Hong Kong on Thursday, 7th June, 2007 at 11:30 a.m. for the purpose of transacting the following business:

ORDINARY BUSINESS

(1)	To receive and consider the audited Statement of Accounts and the Reports of the Directors and the Auditors of the Company for the year ended 31st December, 2006.

(2)	To declare a final dividend for the year ended 31st December, 2006.

(3)	To re-elect retiring members of the Board of Directors.

(4)	To re-appoint KPMG as Auditors of the Company and authorise the Board of Directors to determine their remuneration.

SPECIAL BUSINESS

To consider and, if thought fit, to pass with or without modification the following ordinary resolutions:

(5)	“THAT:

(A)	subject to paragraph (B) below, the exercise by the Board of Directors during the Relevant Period of all the powers of the Company to allot, issue, grant, distribute and otherwise deal with additional Shares and to make, issue or grant offers, agreements, options, warrants and other securities which will or might require Shares to be allotted, issued, granted, distributed or otherwise dealt with during or after the end of the Relevant Period, be and is hereby generally and unconditionally APPROVED;

(B)	the aggregate nominal amount of share capital allotted, issued, granted, distributed or otherwise dealt with or agreed conditionally or unconditionally to be allotted, issued, granted, distributed or otherwise dealt with (whether pursuant to an option, conversion or otherwise) by the Board of Directors pursuant to the approval in paragraph (A) above, otherwise than pursuant to:

(i)	a Rights Issue; or

(ii)	any option scheme or similar arrangement for the time being adopted for the grant or issue to the members of the Executive Directorate and/or officers and/or employees of the Company and/or any of its subsidiaries of Shares or rights to acquire Shares, including without limitation pursuant to the Rules of the Company’s Pre-Global Offering Share Option Scheme and also the Rules of the Company’s New Joiners Share Option Scheme; or

(iii)	the exercise of rights of subscription or conversion under the terms of any warrant issued by the Company or any securities which are convertible into Shares; or

(iv)	any scrip dividend or similar arrangement providing for the allotment of Shares in lieu of the whole or part of a dividend on Shares pursuant to the Articles of Association of the Company from time to time, shall not exceed the aggregate of:

(a)	ten per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution 5; and

(b)	(if the Board of Directors is so authorised by a separate resolution of the shareholders of the Company) the aggregate nominal amount of share capital of the Company purchased by the Company subsequent to the passing of this Resolution 5 (up to a maximum equivalent to ten per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution 5), and the said approval shall be limited accordingly; and

(C)	for the purpose of this Resolution 5 :

(i)	“Relevant Period” means the period from (and including) the date of passing this Resolution 5 until the earlier of:

(a)	the conclusion of the next Annual General Meeting of the Company;

(b)	the expiration of the period within which the next Annual General Meeting of the Company is required by the Articles of Association of the Company or by law to be held; and

(c)	the revocation or variation of the authority given under this Resolution 5 by an ordinary resolution of the shareholders of the Company in general meeting;
(ii)	“Rights Issue” means an offer of Shares open for a period fixed by the Board of Directors to holders of Shares on the register of members (and, if appropriate, to the holders of warrants and other securities which carry a right to subscribe or purchase shares in the Company on the relevant register) on a fixed record date in proportion to their then holdings of such Shares (and, if appropriate, such warrants and other securities) (subject to such exclusions or other arrangements as the Board of Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any legal or practical restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any jurisdiction or territory applicable to the Company); and

(iii)	“Shares” means shares of all classes in the capital of the Company and warrants and other securities which carry a right to subscribe or purchase shares in the Company.”

(6)	“THAT:

(A)	subject to paragraph (B) below, the exercise by the Board of Directors during the Relevant Period of all the powers of the Company to purchase Shares on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) or any other stock exchange on which the Shares may be listed and which is recognised for this purpose by the Securities and Futures Commission and the Stock Exchange, in accordance with all applicable laws, including the Hong Kong Code on Share Repurchases and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as amended from time to time), be and is hereby generally and unconditionally APPROVED;

(B)	the aggregate nominal amount of Shares which may be purchased or agreed conditionally or unconditionally to be purchased pursuant to the approval in paragraph (A) above shall not exceed ten per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this Resolution 6, and the said approval shall be limited accordingly; and

(C)	for the purpose of this Resolution 6 :

(i)	“Relevant Period” means the period from (and including) the passing of this Resolution 6 until the earlier of:

(a)	the conclusion of the next Annual General Meeting of the Company;

(b)	the expiration of the period within which the next Annual General Meeting of the Company is required by the Articles of Association of the Company or by law to be held; and

(c)	the revocation or variation of the authority given under this Resolution 6 by an ordinary resolution of the shareholders of the Company in general meeting; and

(ii)	“Shares” means shares of all classes in the capital of the Company and warrants and other securities which carry a right to subscribe or purchase shares in the Company.”

(7)	“THAT, conditional on the passing of Resolutions 5 and 6, the exercise by the Board of Directors of the powers referred to in paragraph (A) of Resolution 5 in respect of the share capital of the Company referred to in sub-paragraph (b) of paragraph (B) of Resolution 5, be and is hereby APPROVED AND AUTHORISED.”

(8)	“THAT, conditional on the Listing Committee of The Stock Exchange of Hong Kong Limited granting approval of the listing of and of any permission to deal in any ordinary shares in the Company to be issued upon the exercise of options to be granted under the Rules of the 2007 Share Option Scheme (the “2007 Share Option Scheme”), the Rules of the 2007 Share Option Scheme are hereby APPROVED and ADOPTED and that the Company is hereby authorised to grant options thereunder to subscribe for ordinary shares in the share capital of the Company and to allot, issue, distribute and deal with ordinary shares in the share capital of the Company pursuant to the exercise of options granted under the Rules of the 2007 Share Option Scheme and to take all such steps as may be necessary or desirable to implement the 2007 Share Option Scheme.”

By Order of the Board

Leonard Bryan Turk

Secretary

Hong Kong, 26th April, 2007

Members of the Board: Dr. Raymond Ch’ien Kuo-fung (Chairman)**, Chow Chung-kong (Chief Executive Officer), Professor Cheung Yau-kai*, David Gordon Eldon*, Christine Fang Meng-sang*, Edward Ho Sing-tin*, Lo Chung-hing*, T. Brian Stevenson*, Frederick Ma Si-hang (Secretary for Financial Services and the Treasury)**, Secretary for the Environment, Transport and Works (Dr. Sarah Liao Sau-tung)** and Commissioner for Transport (Alan Wong Chi-kong)**

Members of the Executive Directorate: Chow Chung-kong, Russell John Black, William Chan Fu-keung, Thomas Ho Hang-kwong, Lincoln Leong Kwok-kuen, Francois Lung Ka-kui, Andrew McCusker and Leonard Bryan Turk

*	independent non-executive Directors

**	non-executive Directors

Registered Office: MTR Tower, Telford Plaza, Kowloon Bay, Hong Kong.

Notes:

1.	A member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or two proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company.

2.	To be valid, a form of proxy must be delivered to the Company’s registrar, Computershare Hong Kong Investor Services Limited, Rooms 1806-1807, 18th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, not less than 48 hours before the meeting or adjourned meeting (or 24 hours before a poll is taken, if the poll is not taken on the same day as the meeting or adjourned meeting). If a proxy form is signed under a power of attorney, the power of attorney or other authority relied on to sign it (or a copy which has been certified by a notary or an office copy) must be delivered to the Company’s registrar with the proxy form, except that a power of attorney which has already been registered with the Company need not be so delivered. Proxy forms sent electronically or by any other data transmission process will not be accepted. Completion and return of a form of proxy will not preclude a member from attending in person and voting at the meeting or any adjournment thereof should he so wish.

3.	The register of members of the Company was closed from Tuesday, 10th April, 2007 to Tuesday, 17th April, 2007 (both days inclusive), during which period no transfer of shares in the Company was effected. In order to qualify for the proposed final dividend, all transfers, accompanied by the relevant share certificates, had to be lodged with the Company’s registrar, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, not later than 4:30 p.m. on Wednesday, 4th April, 2007.

4.	The Board of Directors has recommended a final dividend for the year ended 31st December, 2006 (the “Final Dividend”) of HK$0.28 per share and, if such dividend is declared by the shareholders by passing Resolution 2, it is expected to be paid on or about 26th June, 2007, to those shareholders whose names appeared on the Company’s register of members on 17th April, 2007. In addition, a circular is being sent on or about 26th April, 2007 to shareholders whose names appeared on the register of members on 17th April, 2007 setting out the terms of the scrip dividend scheme in respect of the Final Dividend pursuant to which the Board of Directors proposes to offer shareholders whose names appeared on the register of members on 17th April, 2007 (except shareholders with registered addresses in the United States of America or any of its territories or possessions), subject to the Final Dividend being declared by the shareholders by passing Resolution 2, the right to choose to receive new shares in the Company instead of cash in respect of some or all of their Final Dividend.

5.	In relation to Resolution 3, three Directors will retire from office at the meeting and will offer themselves for re-election. Chow Chung-kong, David Gordon Eldon and Christine Fang Meng-sang will retire from office by rotation at the meeting pursuant to Articles 87 and 88 of the Articles of Association, and will offer themselves for re-election.

6.	In relation to Resolution 6, an explanatory statement (as required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the “Listing Rules”) is set out in the Appendix to the document containing this notice.

7.	By Resolutions 5 and 7, approval is being sought from shareholders, as a general mandate in compliance with section 57B of the Companies Ordinance (Cap. 32 of the Laws of Hong Kong) and the Listing Rules, so that in the event it becomes desirable for the Company to issue any new shares, the Board of Directors is given the flexibility and discretion to allot and issue new shares up to ten per cent. of the issued share capital of the Company, together with such number of shares as may be repurchased by the Company pursuant to the general mandate under Resolution 6, as more particularly described in Resolutions 5, 6 and 7. The members of the Board of Directors wish to state, however, that they have no immediate plans to issue any new shares of the Company, other than pursuant to: (i) the scrip dividend alternative which is proposed to be offered; (ii) the Rules of the Company’s New Joiners Share Option Scheme; or (iii) the Rules of the Company’s Pre-Global Offering Share Option Scheme.

8.	In relation to Resolution 8, a summary of the Rules of the 2007 Share Option Scheme (as required by the Listing Rules) is set out in Appendix II to the document containing this notice.

This announcement is made in English and Chinese. In the case of any inconsistency, the English version shall prevail.